UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported):   July 23, 2010 (July 20, 2010)

Competitive Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-08696	36-8664428
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 Commerce Drive, Fairfield, Connecticut	06825
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (203) 368-6044

n/a

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On July 20, 2010, Competitive Technologies, Inc. ("CTT" or the "Company") received notice that the NYSE Amex (the Exchange) has postponed indefinitely the delisting hearing it had scheduled for July 22, 2010, pending review of the final completion of CTT's sale of two million shares of CTT common stock to Crisnic Fund. The fund raise will provide CTT capital to increase shareholder equity required to retain the Exchange listing, and to more aggressively sell its non-invasive Calmare® Pain Therapy Treatment device.   The transaction is currently being funded following the July 14, 2010, date that the SEC declared the required registration statement effective, and CTT anticipates that the final closing of the fund raise will occur shortly.

Item 8.01. Other Events

On July 21, 2010, CTT issued the press release attached herein as exhibit 99.1

Item 9.01. Exhibits

99.1   Press Release dated July 21, 2010.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Competitive Technologies, Inc.
(Registrant)

Dated: July 23, 2010   By: \s\ John B. Nano
                                        John B. Nano
                                        Chief Executive Officer

Exhibit 99.1



For immediate release

COMPETITIVE TECHNOLOGIES ANNOUNCES THAT NYSE AMEX HAS POSTPONED DELISTING HEARING

Fairfield, CT – (July 21, 2010) – Competitive Technologies, Inc. (NYSE Amex: CTT) today announced that the NYSE Amex (the Exchange) has postponed indefinitely the delisting hearing it had scheduled for July 22, 2010, pending review of the final completion of CTT's sale of two million shares of CTT common stock to Crisnic Fund. The fund raise will provide CTT capital to increase shareholder equity required to retain the Exchange listing, and to more aggressively sell its non-invasive Calmare® Pain Therapy Treatment device.   The transaction is currently being funded following the July 14, 2010, date that the SEC declared the required registration statement effective, and CTT anticipates that the final closing of the fund raise will occur shortly.

" We have worked hard to meet the Exchange's standards and will continue to work to maximize shareholder value as we increase sales of our non-invasive Calmare Pain Therapy Treatment medical device," said John B. Nano, CTT's Chairman, President, and CEO.

"Calmare pain therapy is the only highly effective treatment for chemotherapy-induced peripheral neuropathy (CIPN) without the harmful, adverse side effects of narcotic pain killers," Mr. Nano continued. "From the growing body of evidence-based patient outcomes we know that in addition to CIPN, our Calmare device successfully treats chronic neuropathic and oncologic pain resulting from cancer, phantom limb syndrome, failed back surgery, sciatica, spinal stenosis, shingles and other maladies."

The non-invasive Calmare pain therapy device uses the biophysical "Scrambler Therapy" technology, which was developed in Italy by CTT's client, Professor Giuseppe Marineo. CTT's partner, GEOMC Co. Ltd. of Seoul, Korea is manufacturing the Calmare device, which has U.S. FDA clearance and European Union CE Mark clearance for sales. For more information about Calmare Pain Therapy Treatment, visit www.CalmareTT.com.

About Competitive Technologies, Inc.

Competitive Technologies, established in 1968, provides distribution, patent and technology transfer, sales and licensing services focused on the needs of its customers and matching those requirements with commercially viable product or technology solutions. CTT is a global leader in identifying, developing and commercializing innovative products and technologies in life, electronic, nano, and physical sciences developed by universities, companies and inventors. CTT maximizes the value of intellectual assets for the benefit of its customers, clients and shareholders. Visit CTT's website: www.competitivetech.net

Statements made about our future expectations are forward-looking statements and subject to risks and uncertainties as described in our most recent Annual Report on Form 10-K for the year ended July 31, 2009, filed with the SEC on October 27, 2009, and other filings with the SEC, and are subject to change at any time. Our actual results could differ materially from these forward-looking statements. We undertake no obligation to update publicly any forward-looking statement.

Direct inquiries to Johnnie D. Johnson, IR Services, LLC, Tel: 860.434.2465, Email: jdjohnson@corpirservices.com.